EXHIBIT 99.1
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1	Identity of Company

1.1	Name and Address of Company

Canadian Natural Resources Limited ("Canadian Natural" or the "Company")
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
1.2	Executive Officer

For further information, please contact Paul M. Mendes, Vice-President, Legal, General Counsel and Corporate Secretary of the Company at (403) 514-7605.
Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Overview
On May 31, 2017, the Company acquired a combined direct and indirect 70% working interest in the Athabasca Oil Sands Project (the "AOSP") together with working interests in other ancillary non-producing oil sands leases (collectively, the "Acquired Assets") from Shell Canada Limited and certain subsidiaries ("Shell") and Marathon Oil Dutch Holdings B.V. ("Marathon") in two transactions. The Company acquired a direct 60% working interest in the AOSP (the "Shell AOSP Assets") along with working interests in other ancillary non-producing oil sands leases from Shell (the "Shell Acquisition"). Concurrently, the Company and an affiliate of Shell each jointly acquired an indirect 10% working interest in the AOSP by purchasing all of the outstanding shares of Marathon Oil Canada Corporation ("MOCC") from Marathon (the "Marathon Acquisition", and together with the Shell Acquisition, the "Acquisitions"). The Company and an affiliate of Shell each acquired 50% of the outstanding shares of MOCC. The sole producing asset of MOCC is a 20% interest in the AOSP.
In connection with the Acquisitions, Canadian Natural made offers of employment to approximately 2,800 employees of Shell and Marathon whose employment was based at the Acquired Assets or directly related to the Acquired Assets.
Description of the Acquired Assets
The AOSP
The AOSP is an oil sands mining and upgrading joint venture located in Alberta, Canada. The AOSP's mining and extraction assets are located in the Athabasca region near Fort McMurray, Alberta, and include the Muskeg River and the Jackpine Mines. Bitumen is produced from the oil sands deposits utilizing established mining techniques. The bitumen is then transported to the Scotford Upgrader where the bitumen is upgraded into Premium Albian Synthetic crude oil ("PAS"), Albian Heavy Synthetic crude oil ("AHS") and Vacuum Gas Oil ("VGO") and, in certain circumstances, other heavy blends. A long‑term off‑take agreement is in place with Shell and its affiliates to purchase VGO at market rates as well as agreements to sell volumes of PAS and AHS from the upgrader at market rates. Gross design capacity of the combined mines is 280,000 bbl/d of bitumen (196,000 bbl/d net), consisting of the following:

—	Jackpine Mine – current production capability of 126,000 bbl/d of gross dry bitumen; and
—	Muskeg River Mine – current production capability of 154,000 bbl/d of gross dry bitumen.
Shell obtained regulatory approvals for a 100,000 bbl/d expansion to the existing Jackpine Mine.
Corridor Pipeline and Transportation Arrangements
The Corridor Pipeline is a bitumen blend, diluent and upgrader products pipeline system. The bitumen blend and diluent portions of the system transport diluted bitumen blend (dilbit) from the Muskeg River and Jackpine Mines to the Scotford Upgrader through a 42 inch line with a capacity of 465,000 bbl/d, and transport diluent from the Scotford Upgrader back to the Muskeg River Mine through a 24 inch line. Additionally there are two 20 inch product lines from the Scotford Upgrader to the Edmonton common carrier pipeline hub, as well as a 16 inch feedstock line that transports crude oil from Edmonton to the upgrader. The five segments of the Corridor Pipeline total approximately 1,100 km and are 100% owned and operated by Inter Pipeline Ltd. or its affiliates.
The AOSP utilizes a long‑term take‑or‑pay firm service agreement governing the transportation of bitumen blend and diluent produced or used at the Muskeg River and Jackpine Mines, as well as for any future expansion of the AOSP to include mine sites not currently in production, subject to certain conditions. The initial term of the firm service agreement is 25 years, extending through 2028 with options for further extensions. Shipping rates are set using a traditional rate‑based approach that provides the pipeline owner with a recovery of substantially all operating costs, rate based depreciation, taxes, debt financing costs and providing a return on equity. Individual commitments of the AOSP shippers on the Corridor Pipeline are proportionate to their ownership interests in the AOSP.
Scotford Upgrader
Pursuant to the Acquisitions, Canadian Natural acquired a direct and indirect 70% working interest in the AOSP's Scotford Upgrader, which will continue to be operated by Shell.
The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton, Alberta and utilizes LC FINING technology to efficiently hydrocrack residuum to high‑quality fuel oils and transportation fuels. The diluted bitumen is upgraded using both hydrotreating and hydroconversion processes to remove sulphur and break the heavy bitumen molecules into lighter products. The upgrader primarily produces PAS crude oils, VGO and undiluted AHS crude oil.
Quest Carbon Capture and Storage
Pursuant to the Acquisitions, Canadian Natural acquired a direct and indirect 70% working interest in Shell‑operated Quest Carbon Capture and Storage (CCS), capable of sequestering approximately 1.1 million tonnes per annum of carbon dioxide. Quest is located at the Scotford Upgrader complex and creates an approximate 30% reduction in carbon dioxide emissions from the upgrader by capturing carbon dioxide and hydrogen gas off of the hydrogen unit of the upgrader. The carbon dioxide is stripped out, returning hydrogen gas back to the Scotford Upgrader in the amine unit, allowing carbon dioxide to be compressed and dehydrated before being sequestered underground.
Ancillary Properties
As part of the Acquisitions, Canadian Natural acquired working interests in certain producing and non-producing oil sands leases from Shell and Marathon which are not material to Canadian Natural (collectively, the "Ancillary Properties"). The Ancillary Properties include a 100% working interest in both the Peace River Complex/Carmon Creek thermal in situ operations and the Cliffdale heavy oil field, including related infrastructure. Production associated with these assets for 2016 averaged 14,197 BOE/d.
Reserves and Future Net Revenue
Canadian Natural retained an independent qualified reserve evaluator, GLJ Petroleum Consultants Ltd. ("GLJ"), to evaluate and prepare a report (the "Reserves Report") on the proved reserves and proved plus probable reserves attributed to the Acquired Assets excluding the Ancillary Properties (the "Acquired AOSP Assets"). The reserves data and other oil and gas information contained below is derived from the Reserves Report with an effective date of December 31, 2016 and a preparation date of May 2, 2017. The following reserves data has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook and disclosed in accordance with requirements under National Instrument 51‑101 – Standards of Disclosure for Oil and Gas Activities. The Reserves Report and the reserves data and other oil and gas information contained in this Business Acquisition Report do not include the Ancillary Properties as such properties are not material to Canadian Natural.
The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.
There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material.  The recovery and reserves estimates of synthetic crude oil are estimates only and there is no guarantee the estimated reserves will be recovered.
The reserves data presented summarizes Company gross (as defined below) reserves and Company net (as defined below) reserves attributable to the Acquired AOSP Assets and the net present values and future net revenue for the Company net reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses and the impact of any hedging activities. Future net revenue has been presented on a before and after income tax basis.
Summary of Company Gross Reserves
Acquired AOSP Assets
as of December 31, 2016
Forecast Prices and Costs
Synthetic Crude Oil MMbbl
Proved
Developed Producing	2,340
Developed Non‑Producing	‑
Undeveloped	‑
Total Proved	2,340
Probable	179
Total Proved plus Probable	2,519

Summary of Company Net Reserves
Acquired AOSP Assets
as of December 31, 2016
Forecast Prices and Costs
Synthetic Crude Oil MMbbl
Proved
Developed Producing	2,086
Developed Non‑Producing	‑
Undeveloped	‑
Total Proved	2,086
Probable	150
Total Proved plus Probable	2,236
Notes:
(1)	"Company gross" reserves are Canadian Natural's working interest share of reserves attributed to the Acquired AOSP Assets before deduction of royalties and without including any royalty interests of Canadian Natural.
(2)	"Company net" reserves are Canadian Natural's gross reserves attributed to the Acquired AOSP Assets less all royalties payable to others plus royalties receivable from others.
(3)	"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as at a given date, based on analysis of drilling, geological, geophysical, and engineering data, with the use of established technology and under specified economic conditions which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates:
•	"Proved reserves" are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
•	"Probable reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:
•	"Developed reserves" are reserves that are expected to be recovered from (i) existing wells and installed facilities or, if the facilities have not been installed, that would involve a low expenditure (compared to the cost of drilling a well) to put the reserves on production, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The developed category may be subdivided into producing and non‑producing.
•	"Undeveloped reserves" are reserves that are expected to be recovered from known accumulations with new wells on undrilled acreage, or from existing wells where significant expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units directly offsetting development spacing areas that are reasonably certain of production when drilled unless reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(4)	The reserve evaluation involved data supplied by Canadian Natural with respect to geological and engineering data, adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the independent qualified reserves evaluator to be reasonable.

Summary of Net Present Values of Future Net Revenue Before Income Taxes
as of December 31, 2016
Forecast Prices and Costs
	Discounted at (%/year)					Unit Value Discounted at 10%/year(1)
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	$/bbl
Proved
Developed Producing	66,173	27,694	15,511	10,538	8,024	7.44
Developed Non‑Producing	‑	‑	‑	‑	‑	‑
Undeveloped	‑	‑	‑	‑	‑	‑
Total Proved	66,173	27,694	15,511	10,538	8,024	7.44
Probable	9,671	3,778	2,024	1,341	1,005	13.49
Total Proved plus Probable	75,844	31,472	17,535	11,879	9,029	7.84
Note:
(1)	Unit values are based on Company net reserves for the Acquired AOSP Assets.

Summary of Net Present Values of Future Net Revenue After Income Taxes(1)
as of December 31, 2016
Forecast Prices and Costs
	Discounted at (%/year)
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved
Developed Producing	49,940	21,839	12,768	8,987	7,031
Developed Non‑Producing	‑	‑	‑	‑	‑
Undeveloped	‑	‑	‑	‑	‑
Total Proved	49,940	21,839	12,768	8,987	7,031
Probable	6,920	2,728	1,471	981	741
Total Proved plus Probable	56,860	24,567	14,239	9,968	7,772
Note:
(1)	After‑tax net present values consider existing tax pools and tax circumstances for the Acquired AOSP Assets and take into account current federal tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different.

Total Future Net Revenue (Undiscounted)
as of December 31, 2016
Forecast Prices and Costs

	Revenue (MM$)	Royalties (MM$)	Production Costs (MM$)	Development Costs (MM$)	Abandonment and Reclamation Costs(1) (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved	255,959	28,469	141,006	18,079	2,232	66,173	16,233	49,940
Proved plus probable	275,953	31,820	146,601	19,297	2,391	75,844	18,984	56,860
Note:
(1)	Provision was made for abandonment and reclamation costs for existing and future mines and associated facilities (including extraction facilities and excluding the upgrader) to which reserves in respect of the Acquired AOSP Assets were attributed.
Pricing Assumptions
The crude oil and natural gas reference pricing and the inflation and exchange rates used by GLJ in the preparation of reserves and related future net revenue estimates in the Reserves Report are as per the Sproule Associates Limited price forecast dated December 31, 2016 used in the evaluation of Canadian Natural's reserves for the year ended December 31, 2016.
The following is a summary of the Sproule Associates Limited price forecast:
	2017	2018	2019	2020	2021	Average annual increase thereafter
Crude Oil and NGLs
WTI(1) (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
WCS(2) (Cdn$/bbl)	$53.12	$61.85	$64.94	$66.93	$68.27	2.00%
Canadian Light Sweet(3) (Cdn$/bbl)	$65.58	$74.51	$78.24	$80.64	$82.25	2.00%
Edmonton C5+(4) (Cdn$/bbl)	$67.95	$75.61	$78.82	$80.47	$82.15	2.00%
Natural Gas
AECO(5) (Cdn$/MMBtu)	$3.44	$3.27	$3.22	$3.91	$4.00	2.00%
Henry Hub(6) (US$/MMBtu)	$3.50	$3.50	$3.50	$4.00	$4.08	2.00%
Notes:
(1)	"WTI" refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.
(2)	"WCS" refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.
(3)	"Canadian Light Sweet" refers to the price of light gravity (40° API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.
(4)	"Edmonton C5+" refers to pentanes plus at Edmonton, Alberta; reference price used in the preparation of NGLs reserves; also used in determining the diluent costs associated with primary heavy crude oil and bitumen (thermal oil) reserves.
(5)	"AECO" refers to the Alberta natural gas trading price at the AECO‑C hub in southeast Alberta; reference price used in the preparation of North America (excluding British Columbia) natural gas reserves.
(6)	"Henry Hub" refers to a distribution hub on the natural gas pipeline system in Erath, Louisiana and is the pricing point for natural gas futures on the New York Mercantile Exchange.
The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis. A foreign exchange rate of 0.7800 US$/Cdn$ for 2017, 0.8200 US$/Cdn$ for 2018, and 0.8500 US$/Cdn$ after 2018 was used in the evaluation.
Significant Factors or Uncertainties Affecting Reserves Data
The evaluation of reserves is a process that can be significantly affected by a number of internal and external factors. Revisions are often necessary resulting from changes in technical data acquired, historical performance, fluctuations in production costs, development costs and product pricing, economic conditions, changes in royalty regimes and environmental regulations, and future technology improvements.
Production Estimates
The following table illustrates the estimated 2017 working interest proved and probable production reflected in the Reserves Report for the Acquired AOSP Assets, all of which will be produced in Canada:
Synthetic Crude Oil Mbbl/d
Proved	164
Probable	12
Proved plus Probable	176

Production History
The following table discloses the production history of the Acquired AOSP Assets in 2016 and the first quarter of 2017.
	2016				2017
	Q1	Q2	Q3	Q4	Q1
Synthetic Crude Oil (bbl/d)
Acquired AOSP Assets	169,936	149,565	199,067	175,734	184,344

2.2	Acquisition Date

May 31, 2017.
2.3	Consideration

Consideration for the Acquisitions
The aggregate consideration for the Acquisitions was comprised of 97,560,975 common shares of the Company (the "Consideration Shares") issued to Shell Canada Energy ("SCE") and Shell Canada Resources ("SCR"), a combined pre-adjustment cash payment of $8.24 billion to Shell and Marathon and a deferred payment of US$375 million to Marathon, due in the first quarter of 2018.
The cash portion of the purchase price and expenses related to the Acquisitions were financed through: (i) the net proceeds of the offering by way of a prospectus supplement dated May 23, 2017 to the prospectus dated October 30, 2015 (the "US Prospectus Supplement"), pursuant to which the Company issued 2.95% notes due January 15, 2023 with an aggregate principal amount of US$1 billion, 3.85% notes due June 1, 2027 with an aggregate principal amount of US$1.25 billion and 4.95% notes due June 1, 2047 with an aggregate principal amount of US$750 million; (ii) the net proceeds of the offering by way of a prospectus and pricing supplement no. 2 dated May 23, 2017 to a short form base shelf prospectus dated October 30, 2015 (the "Canadian Prospectus and Pricing Supplement"), pursuant to which the Company issued 2.05% medium term notes series 2, due June 1, 2020 with an aggregate principal amount of $900 million, 3.42% medium term notes series 3, due December 1, 2026 with an aggregate principal amount of $600 million and 4.85% medium term notes series 4, due May 30, 2047 with an aggregate principal amount of $300 million; and (iii) $3 billion drawn under the Acquisition Credit Facilities (as defined herein), including a US$375 million letter of credit regarding the deferred payment due to Marathon in the first quarter of 2018.
For the purposes of financing a portion of the cash purchase price and expenses relating to the Acquisitions, on May 4, 2017, a syndicate of lenders committed to provide to the Company: (i) a senior unsecured 364-day term credit facility in an aggregate principal amount of up to $6 billion on a fully underwritten basis (the "Bridge Facility") and (ii) a senior unsecured three year term loan facility in an aggregate principal amount of up to $3 billion (the "Term Loan Facility", and together with the Bridge Facility, the "Acquisition Credit Facilities").
The Bridge Facility was cancelled May 30, 2017 following the closing of the offerings completed pursuant to the US Prospectus Supplement and the Canadian Prospectus and Pricing Supplement. The Term Loan Facility will mature three years following the closing date of the Acquisitions and is subject to annual amortization of 5% of the original balance as at the closing date of the Acquisitions.
Registration Rights Agreement
Concurrently with the closing of the Shell Acquisition, Canadian Natural, SCE, SCR and Shell Gas B.V. ("SG") entered into a registration rights agreement (the "Registration Rights Agreement"), which provides SCE, SCR, SG and any transferees to whom their rights have been transferred in accordance with the Registration Rights Agreement (the "Holders") with certain rights in respect of the Consideration Shares held as at the closing date of the Shell Acquisition and any common shares ("Common Shares") or other securities of Canadian Natural received by the Holders as a result of a dividend, distribution, exchange, share split, recapitalization or other corporate event in respect of the Common Shares (collectively, the "Registrable Securities").
The Registration Rights Agreement provides that Canadian Natural shall, within 100 days of the closing of the Shell Acquisition, prepare and file a preliminary and final short form base shelf prospectus covering the distribution of the Registrable Securities in certain provinces of Canada, as well as a registration statement with the US Securities and Exchange Commission (the "SEC") to effect a registration of the Registrable Securities in the US (the "Shelf Qualification Right").  Canadian Natural is also required to use reasonable efforts to obtain a receipt for a final base shelf prospectus in respect thereof and to cause the applicable registration statement in the US to be declared effective as promptly as practicable.
Subject to certain limits, qualifications and applicable blackout periods, the Registration Rights Agreement provides the Holders with the right at any time during the period commencing, with respect to the distribution of Registrable Securities in Canada, on the date of the issuance of the receipt in respect of the final base shelf prospectus filed in Canada pursuant to the Shelf Qualification Right, and with respect to the registration of Registrable Securities in the US, on the date the applicable registration statement becomes effective, and in each case terminating on the date on which the Holders hold in aggregate less than 0.75% of the Common Shares issued and outstanding (the "Qualification Period"), to effect an offering by the Holders of all or part of their Registrable Securities included in the applicable base shelf prospectus or registration.
In addition, if during the Qualification Period Canadian Natural proposes to file a prospectus, prospectus supplement or registration statement in Canada and/or the US with respect to Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares, then subject to certain limits and qualifications, Canadian Natural will be required to provide written notice to the Holders of its intention to do so. Subject to certain limits and qualifications, Canadian Natural is required to use reasonable efforts to include in the proposed distribution such number of Registrable Securities as the Holders shall request on the same terms and conditions as Canadian Natural's proposed distribution.
The Holders may transfer the registration rights provided for under the Registration Rights Agreement to their affiliates and, in connection with transfers of at least 32,195,121 Common Shares, to certain registered brokers or dealers on notice to Canadian Natural where the transferee also agrees to be bound by the Registration Rights Agreement.
2.4	Effect on Financial Position

The Company does not have any current plans for material changes in the Company's business affairs or the affairs of the acquired businesses which may have a significant effect on the results of operations and financial position of the Company.
2.5	Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained within the last 12 months by Shell, Marathon or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisitions.
2.6	Parties to Transaction

The Acquisitions were not with an informed person, associate or affiliate of the Company.
2.7	Date of Report

July 13, 2017.
Item 3	Financial Information

The following operating statements are included in Appendix "A" to this Business Acquisition Report:
(a)	Operating Statement for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016 (the "Shell Operating Statements");
(b)	Operating Statement of Marathon Oil Canada Corporation for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Marathon Oil Canada Corporation for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016, prepared using accounting policies that are permitted by generally accepted accounting principles of the United States of America ("US GAAP") applicable to publicly accountable enterprises (the "Marathon Operating Statements"); and
(c)	Canadian Natural Resources Limited Pro Forma Consolidated Operating Statements (unaudited) for the year ended December 31, 2016 and the three months ended March 31, 2017.
Information Regarding Unaudited Pro Forma Consolidated Operating Statements
This Business Acquisition Report contains Canadian Natural's unaudited pro forma consolidated operating statements for the year ended December 31, 2016 and the three months ended March 31, 2017 giving effect to Canadian Natural's acquisitions of: (i) a 60% working interest in the AOSP, as well as additional working interests in certain other producing and non‑producing oil and gas properties of Shell; and (ii) an indirect 10% share of AOSP and related oil sands investments in respect of MOCC; as if both Acquisitions occurred on January 1, 2016 (the "Pro Forma Statements"). The Pro Forma Statements have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and on a basis consistent with Canadian Natural's accounting policies.
The Pro Forma Statements have been prepared from information derived from, and should be read in conjunction with:
•	Canadian Natural's audited annual consolidated financial statements for the year ended December 31, 2016;
•	Canadian Natural's unaudited interim consolidated financial statements for the three months ended March 31, 2017;
•	the Shell Operating Statements; and
•	the Marathon Operating Statements.
The Shell Operating Statements are reported in Canadian dollars and prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107 Acceptable Accounting Principles and Auditing Standards ("NI 52‑107") for operating statements. The line items in the Shell Operating Statements have been prepared in all material respects using the accounting policies that are permitted by IFRS with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.
The Marathon Operating Statements are reported in Canadian dollars and prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of NI 52‑107 for operating statements. The line items in the Marathon Operating Statements have been prepared in all respects using accounting policies that are permitted by US GAAP applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements and may not be comparable to financial statements of Canadian companies prepared in accordance with IFRS. See also Note 1 to the Marathon Operating Statements included in Appendix "A".
The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price adjustments under the Acquisitions may differ from the amounts reflected in the Pro Forma Statements.
Since the Pro Forma Statements have been developed to retroactively show the effect of transactions that occured at a later date, and even though such statements were prepared following generally accepted principles using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. Undue reliance should not be placed on the Pro Forma Statements. See "Forward-Looking Statements".
Forward-Looking Statements
This Business Acquisition Report contains or incorporates by reference "forward‑looking information" and "forward‑looking statements" (collectively referred to herein as "forward‑looking statements").  Forward‑looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed" or expressions of a similar nature, suggesting future outcome or statements regarding an outlook. Disclosure related to Canadian Natural's pro forma financial, operating and reserves information; expectations about expected future commodity pricing; forecast or anticipated production volumes; royalties; operating costs; capital expenditures; income tax expenses and other guidance provided throughout this Business Acquisition Report and the documents incorporated herein by reference constitute forward‑looking statements. Disclosure of plans relating to and expected results of existing and future developments and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil upon which Canadian Natural may be reliant to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward‑looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward‑looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.  There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures.  The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward‑looking statements are based on current expectations, estimates and projections about Canadian Natural and the industry in which Canadian Natural operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause Canadian Natural's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward‑looking statements. Such risks and uncertainties include, among others: the ability to successfully integrate the Acquired Assets and the employees associated with such assets; future use and development of technology; the ability to implement new technology necessary to efficiently and effectively operate the Acquired Assets; the ability to achieve the expected environmental impacts from the Acquired Assets; general economic and business conditions which will, among other things, impact demand for and market prices of Canadian Natural's products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; economic conditions in the countries and regions in which Canadian Natural conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; the ability to implement Canadian Natural's business strategy, including exploration and development activities; impact of competition; Canadian Natural's defense of lawsuits; availability and cost of seismic, drilling and other equipment; the ability to complete capital programs; the ability to secure adequate transportation for Canadian Natural's products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of Canadian Natural's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability to attract the necessary labour required to build Canadian Natural's thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading bitumen products; availability and cost of financing; the success of exploration and development activities and ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including the Acquired Assets; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of Canadian Natural's provision for taxes; and other circumstances affecting revenues and expenses.
Canadian Natural's operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of Canadian Natural's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward‑looking statements. The impact of any one factor on a particular forward‑looking statement is not determinable with certainty as such factors are dependent upon other factors, and Canadian Natural's course of action would depend upon its assessment of the future considering all information then available.
We caution that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this Business Acquisition Report, including the documents incorporated by reference, could also have material adverse effects on forward‑looking statements. Although Canadian Natural believes that the expectations conveyed by the forward‑looking statements are reasonable based on information available to Canadian Natural on the date such forward‑looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward‑looking statements, whether written or oral, attributable to Canadian Natural or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.
Except as required under applicable securities laws, Canadian Natural assumes no obligation to update publicly or otherwise revise any forward‑looking statements, whether as a result of new information, future events or otherwise, or the foregoing factors affecting this information, should circumstances or management estimates or opinions change.
Abbreviations
Oil and NGLs		Natural Gas
bbl	barrel	MMBtu	million British thermal units
bbl/d	barrels per day
BOE	barrel of oil equivalent	Financial and Other
BOE/d	barrels of oil equivalent per day	MM$	million Canadian dollars
Mbbl	thousand barrels	US	United States
Mbbl/d	thousand barrels per day
MMbbl	million barrels
NGLs	natural gas liquids

This Business Acquisition Report contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "BOE".  All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil.  Equivalency measures may be misleading, particularly if used in isolation.  A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.

APPENDIX "A"
FINANCIAL STATEMENTS
Index to Financial Statements
Page

Operating Statement for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016
A‑2

Operating Statement for Marathon Oil Canada Corporation for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Marathon Oil Canada Corporation for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016
A‑7

Canadian Natural Resources Limited Pro Forma Consolidated Operating Statements (unaudited) for the year ended December 31, 2016 and the three months ended March 31, 2017.	A‑12

Operating Statements for:
Shell Canada Limited's
Oil Sands Properties
For the years ended December 31, 2016 and 2015,
and the three months ended March 31, 2017 and 2016

INDEPENDENT AUDITORS' REPORT
To the Directors of
Shell Canada Limited
We have audited the accompanying operating statement containing revenues, royalty and operating expenses relating to Shell Energy Canada Limited's Mining and In‑Situ Oil Sands Properties to be acquired by Canadian Natural Resources Limited (the "Shell Oil Sands Properties") for the year ended December 31, 2016 and a summary of significant accounting policies and other explanatory information (together the "operating statement").
Management's responsibility for the operating statement
Management of Shell Canada Limited is responsible for the preparation of this operating statement of Shell Oil Sands Properties in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property and for such internal control as management determines is necessary to enable the preparation of the operating statement that is free from material misstatement, whether due to fraud or error.
Auditors' responsibility
Our responsibility is to express an opinion on the operating statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the operating statement is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the operating statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of the operating statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the operating statement.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the operating statement presents fairly the revenues, royalties and operating expenses of the Shell Oil Sands Properties for the year ended December 31, 2016 in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107 Acceptable Accounting Principles and Auditing Standards for operating statements of an oil and gas property.
Other matter
The operating statements for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016 are unaudited.

Calgary, Canada
April 26, 2017	Chartered Professional Accountants

Shell Oil Sands Properties
Operating Statements
Operating statements
[in millions of Canadian dollars]

	Unaudited	Unaudited		Unaudited

	For the three months ended March 31, 2017 $	For the three months ended March 31, 2016 $	For the year ended December 31, 2016 $	For the year ended December 31, 2015 $
Revenues
Product sales	1,227	712	3,887	3,889
Less: royalties	(42)	(12)	(53)	(38)
	1,185	700	3,834	3,851
Expenses
Production	(706)	(593)	(2,501)	(2,941)
Transportation and blending	(64)	(84)	(372)	(376)
Operating income	415	23	961	534

See accompanying notes

Shell Oil Sands Properties
Notes to the Operating Statements

1.	BASIS OF PRESENTATION

The operating statements reflect the revenue, royalties and operating expenses and operating income of Shell Canada Limited's mining and in‑situ oil sands properties to be acquired by Canadian Natural Resources Limited ("the Shell Oil Sands Properties") for the years ended December 31, 2016 and 2015, and the three months ended March 31, 2017 and 2016.
The operating statements have been prepared by management of Shell Canada Limited ("Shell") and includes only working interest revenues, royalties and operating expenses directly related to the Shell Oil Sands Properties. The operating statements do not include any provision for impairment, depletion and depreciation, accretion of decommissioning obligations, future capital costs, general and administrative expenses and income taxes.
The operating statements have been prepared in accordance with the financial reporting frameworks specified in subsection 3.11(5) of National Instrument 52‑107 – Acceptable Accounting Principles and Auditing Standards for operating statements. The line items in the statements have been prepared in all material respects using the accounting policies that are permitted by International Financial Reporting Standards ("IFRS") with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements. Accordingly, the statements, prepared by the management of Shell Canada Limited, include the following line items: revenue, royalties, operating expenses, transportation and blending costs and operating income.
2.	SIGNIFICANT ACCOUNTING POLICIES

(A)	Revenue recognition
Revenues from the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to oil marketing and trading affiliates of Shell. Revenues are based on realized prices received and do not reflect any profits from Shell's corporate marketing activities. Revenues do not include any amounts from financial derivative contracts.
(B)	Royalties
Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.
(C)	Operating expenses
Operating expenses include all the costs related to the lifting, gathering, and processing the synthetic crude and heavy oil produced. Operating expenses include the costs of purchases of crude oil and hydrogen used during the upgrading of synthetic crude.
(D)	Transportation and blending costs
Transportation and blending costs include the cost of delivery of products to a sales point specified in the applicable sales contracts with the affiliate, including the costs of diluent purchased and shipped with the product to facilitate transportation on pipelines.
(E)	Joint operations
Substantially all of the mining oil sands are operated through joint arrangements. The statements reflect only Shell's proportionate interest in the mining oil sands.

Shell Oil Sands Properties
Notes to the Operating Statements

3.	RELATED PARTY TRANSACTIONS

Shell is the Operator of the Properties, and through their operations they incur Related Party Transactions with subsidiaries of Shell in Product sales, Production expenses, and Transportation and blending expenses.
The Properties incurred Sales to subsidiaries of Shell in the amount of $1,225 million in the three months ended March 31, 2017 (2016: $709 million) and $3,880 million for the year ended December 31, 2016 (2015: $3,850 million).
The Properties incurred Production expenses from subsidiaries of Shell in the amount of $238 million in the three months ended March 31, 2017 (2016: $147 million) and $694 million for the year ended December 31, 2016 (2015: $840 million).
The Properties incurred Transportation and blending expenses from subsidiaries of Shell in the amount of $36 million in the three months ended March 31, 2017 (2016: $58 million) and $262 million for the year ended December 31, 2016 (2015: $262 million).

Operating Statements for:
Marathon Oil Canada Corporation

For the years ended December 31, 2016 and 2015
and
For the three months ended March 31, 2017 and 2016

May 12, 2017
Independent Auditor's Report
To the Directors of Marathon Oil Canada Corporation
We have audited the accompanying operating statements containing schedules of gross revenues, royalties, operating costs and operating income for certain oil and gas properties owned by the Company (the "Property") for the year ended December 31, 2016 and the related notes, which comprise a summary of significant accounting policies and other explanatory information (together the "Operating Statements").
Management's responsibility for the Operating Statements
Management of Marathon Oil Canada Corporation is responsible for the preparation of the Operating Statements of the Property in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107, Acceptable Accounting Principles and Auditing Standards, for operating statements of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of the Operating Statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on the Operating Statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Operating Statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Operating Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Operating Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the Operating Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Operating Statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
111 5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500. F: +1 403 781 1825
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

Opinion

In our opinion, the Operating Statements of the Property for the year ended December 31, 2016 are prepared in all material respects in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107, Acceptable Accounting Principles and Auditing Standards, for operating statements of an acquired oil and gas property.

Other matter

The Operating Statements of the Property for the year ended December 31, 2015 and for the three‑month periods ended March 31, 2017 and March 31, 2016 are unaudited.

Chartered Professional Accountants

Marathon Oil Canada Corporation
Operating Statements

	Three months ended March 31		Year ended December 31
(In millions of Canadian dollars)	2017 (unaudited)	2016 (unaudited)	2016 (audited)	2015 (unaudited)
Revenues
Gross revenues	$354.4	$205.4	$1,101.3	$1,083.1
Royalties	(13.5)	(2.2)	(12.4)	(11.9)
	340.9	203.2	1,088.9	1,071.2
Operating Costs
Production	204.6	198.6	816.8	929.2
Transportation	8.8	8.5	35.2	36.6
Total operating costs	213.4	207.1	852.0	965.8

Operating income (loss)	$127.5	$(3.9)	$236.9	$105.4

The accompanying notes are an integral part of these Operating Statements.

1.	Basis of Presentation
The Operating Statements containing Revenues, Royalties, Production costs and Transportation costs relate to Marathon Oil Canada Corporation ("MOCC"), which includes its 20 percent outside‑operated undivided interest in the operations of the Athabasca Oil Sands Project ("AOSP") and various interests in its undeveloped in‑situ properties.
The Operating Statements are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52‑107 Acceptable Accounting Principles and Auditing Standards for operating statements. The line items in the Operating Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles of the United States of America ("US GAAP") applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.
Accordingly, the Operating Statements include the following line items: gross revenues, royalties, and operating costs and do not include any provision for marketing sales, marketing expense, exploration expenses, depreciation and depletion, asset retirement obligations, general and administrative expenses, impairment of properties, interest expense, research and development, or income taxes of MOCC.
2.	Summary of Significant Accounting Policies
Revenue recognition – Revenues are recognized when products are shipped to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured.
Mined bitumen is first processed through an upgrader and then sold as synthetic crude oil.
Royalties – Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable government regulations for crown royalties for bitumen production based on the Government of Alberta posted reference prices and are paid in cash.
Production Costs – Production costs include amounts that are incurred in the mining and processing of the bitumen as well as costs to maintain equipment and facilities. These expenses will include field labour, insurance, maintenance, repairs, property taxes, utilities, supplies, feedstocks and allocated overhead in accordance with the joint operating agreements.
Transportation Costs — Shipping and handling costs are expensed as incurred and recorded in transportation.
3.	Quest Carbon Capture and Storage Project
In 2015, after satisfying all imposed government requirements, MOCC recognized its 20 percent share of government reimbursements for the Quest Carbon Capture and Storage Project ("Quest"). The Government of Canada and Government of Alberta provided reimbursements for funds previously expended in prior years for capital and operating costs related to Quest. Government reimbursements received for $25.7 million in operational costs have been recorded in the Gross Revenues line of the 2015 Operating Statements.

Canadian Natural Resources Limited
Pro Forma Consolidated Operating Statements
(unaudited)

For the year ended December 31, 2016
and
the three months ended March 31, 2017
(Canadian Dollars)

Canadian Natural Resources Limited
Pro Forma Consolidated Operating Statements
For the three months ended March 31, 2017
(unaudited)

(millions of Canadian dollars)	Canadian Natural Resources Limited	Shell Assets	Marathon Assets (Note 2)	Pro Forma Adjustments	Note	Pro Forma Canadian Natural Resources Limited

Product sales	$3,872	$1,227	$177	$-		$5,276
Less royalties	(230)	(42)	(6)	-		(278)
Revenue	3,642	1,185	171	-		4,998

Expenses
Production	1,102	706	102	-	3	1,910
Transportation and blending	642	64	5	-		711
	1,744	770	107	-		2,621
Operating income	$1,898	$415	$64	$-		$2,377

See accompanying Notes to Pro Forma Consolidated Operating Statements (unaudited).

Canadian Natural Resources Limited
Pro Forma Consolidated Operating Statements
For the year ended December 31, 2016
(unaudited)

(millions of Canadian dollars)	Canadian Natural Resources Limited	Shell Assets	Marathon Assets (Note 2)	Pro Forma Adjustments	Note	Pro Forma Canadian Natural Resources Limited

Product sales	$11,098	$3,887	$551	$-		$15,536
Less royalties	(575)	(53)	(6)	-		(634)
Revenue	10,523	3,834	545	-		14,902

Expenses
Production	4,099	2,501	409	(25)	3	6,984
Transportation and blending	2,003	372	17	-		2,392
	6,102	2,873	426	(25)		9,376
Operating income	$4,421	$961	$119	$25		$5,526

See accompanying Notes to Pro Forma Consolidated Operating Statements (unaudited).

Notes to Pro Forma Consolidated Operating Statements
(amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated operating statements (the "pro forma statements") of Canadian Natural Resources Limited (the "Company") for the three months ended March 31, 2017 and for the year ended December 31, 2016 have been prepared by management of the Company for illustrative purposes only and give effect to the Company's proposed acquisitions (the "Acquisitions") of: (i) a 60% working interest in the Athabasca Oil Sands Project ("AOSP"), as well as additional working interests in certain other producing and non‑producing oil and gas properties from Shell Canada Limited and certain subsidiaries ("Shell Assets"); and (ii) an indirect 10% working interest in the AOSP and related oil sands investments from Marathon Oil Canada Corporation ("Marathon Assets"). The pro forma statements have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, on a basis consistent with the Company's accounting policies.
The pro forma statements have been prepared from information derived from, and should be read in conjunction with:
•	the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2017;
•	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2016;
•	the unaudited interim operating statement for Shell Canada Limited Oil Sands Properties for the three months ended March 31, 2017;
•	the audited operating statement for Shell Canada Limited Oil Sands Properties for the year ended December 31, 2016;
•	the unaudited interim operating statement of Marathon Oil Canada Corporation for the three months ended March 31, 2017 prepared using accounting policies that are permitted by generally accepted accounting principles of the United States of America; and
•	the audited operating statement of Marathon Oil Canada Corporation for the year ended December 31, 2016 prepared using accounting policies that are permitted by generally accepted accounting principles of the United States of America.
The pro forma statements give effect to the Acquisitions and the pro forma assumptions and adjustments described in note 3 as if the Acquisitions had occurred on January 1, 2016.
The line items of the pro forma statements are prepared in accordance with accounting policies that are permitted by IFRS and the financial reporting framework specified in subsection 3.14 of National Instrument 52‑107 Acceptable Accounting Principles and Auditing Standards for acceptable accounting policies for pro forma financial statements.  Adjustments to the pro forma statements have been made where necessary to comply with applicable disclosure and reporting requirements.
The pro forma statements may not be indicative of the results that would have occurred if the events reflected therein had been in effect on the date indicated or of the results which may be obtained in the future. The actual results of operations of the Company for any period following the closing of the Acquisitions will vary from the amounts set forth in the pro forma statements and such variation may be material.
The pro forma statements do not include any provision for depletion, depreciation and amortization, administration, share‑based compensation, asset retirement obligation accretion, interest and other financing expense, or income taxes.

Notes to Pro Forma Consolidated Operating Statements
(amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
2.	MARATHON ASSETS PRESENTATION

To reflect the impact of the Acquisitions, the pro forma statements include 50% of the results of the operating statements of Marathon Oil Canada Corporation for the three months ended March 31, 2017 and for the year ended December 31, 2016.
	Marathon Operating Statement (100%)		Marathon Assets
			(Company 50% Share)
	For the year ended	For the three months ended	For the year ended	For the three months ended
	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017

Product sales	$1,101	$354	$551	$177
Less royalties	(12)	(13)	(6)	(6)
	1,089	341	545	171

Operating costs
Production	817	204	409	102
Transportation	35	9	17	5
	852	213	426	107
Operating income	$237	$128	$119	$64

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

For the year ended December 31, 2016, production expense was reduced by $25 million to reflect the IFRS ‑ US GAAP difference related to inspection costs associated with major maintenance turnarounds included in the operating statement of Marathon Oil Canada Corporation that would have been capitalized under the Company's accounting policy.  No such adjustment was required for the three months ended March 31, 2017.